UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated April 23, 2012

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___            Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                        No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

23 April 2012

RECOMMENDED CASH OFFER

for

CABLE & WIRELESS WORLDWIDE PLC

by

VODAFONE EUROPE B.V.

an indirect wholly-owned subsidiary of Vodafone Group Plc

Summary

•                              Vodafone Europe B.V. (“Vodafone”) and Cable & Wireless Worldwide plc (“CWW” or the “Company”) are pleased to announce that they have reached agreement on the terms of a recommended cash offer pursuant to which Vodafone will acquire the entire issued and to be issued ordinary share capital of CWW. It is intended that the Offer will be effected by way of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act.

•                              Under the terms of the Offer, CWW Shareholders will be entitled to receive 38 pence in cash for each CWW Share held, representing a premium of approximately:

–                               92 per cent. to the Closing Price of 19.8 pence per CWW Share on 10 February 2012 (being the last Business Day prior to the commencement of the Offer Period); and

–                            107 per cent. to the average Closing Price of 18.4 pence per CWW Share for the three months ended 10 February 2012.

•                              The Offer values the entire issued ordinary share capital of CWW at approximately £1,044 million. The Offer price of 38 pence per CWW Share is final and will not be increased. Vodafone reserves its right to increase the Offer if a third party announces a possible offer or offer for CWW.

•                              The acquisition of CWW will strengthen the enterprise business of Vodafone Group in the UK and internationally and presents attractive network and other cost saving opportunities for Vodafone Group.

•                              The CWW Directors, who have been so advised by Barclays and Rothschild (as CWW’s joint financial advisers), consider the terms of the Offer to be fair and reasonable. In providing advice to the CWW Directors, Barclays and Rothschild have taken into account the commercial assessments of the CWW Directors.

•                              Accordingly, the CWW Directors have agreed to recommend unanimously that CWW Shareholders vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the General Meeting as the CWW Directors have irrevocably undertaken to do in respect of their own beneficial holdings of 2,570,695 CWW Shares representing, in aggregate, approximately 0.09 per cent. of the ordinary share capital of CWW in issue on 20 April 2012 (being the latest practicable date prior to this announcement).

•                              Vodafone has received irrevocable undertakings from RBC Global Asset Management Inc., Sky Investment Counsel Inc. and Cyrte Investments GP I B.V. to vote in favour of the

Scheme at the Court Meeting and the resolutions to be proposed at the General Meeting, in respect of a total of 284,532,092 CWW Shares, representing approximately 10.35 per cent. of the ordinary share capital of CWW in issue on 20 April 2012 (being the latest practicable date prior to this announcement).

•                              Vodafone has obtained letters of intent from J.P. Morgan Asset Management Limited and Investec Asset Management Limited to vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the General Meeting, in respect of an aggregate total of 223,446,160 CWW Shares representing, in aggregate, approximately 8.13 per cent. of the ordinary share capital of CWW in issue on 20 April 2012 (being the latest practicable date prior to this announcement).

•                              In aggregate, therefore, irrevocable undertakings and letters of intent to vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the General Meeting have been received in respect of a total of 510,548,947 CWW Shares, representing approximately 18.58 per cent. of the ordinary share capital of CWW. Further details of these irrevocable undertakings and letters of intent are set out in Appendix III to this announcement.

Commenting on the Offer, John Barton, Chairman of CWW, said:

“Under the leadership of Gavin Darby, Cable & Wireless Worldwide has outlined a strategy to refocus the business on achieving sustainable cash generation and returns from capital invested. However, the offer from Vodafone announced today will enable shareholders to crystallise a value, in cash, that represents a significant premium to recent trading levels and avoid exposure to the risks inevitably presented by executing a medium-term improvement strategy.

Furthermore, the combination with Vodafone represents an exciting opportunity for Cable & Wireless Worldwide’s customers, employees, partners and other stakeholders to benefit from the many advantages that will come from being part of the Vodafone Group.”

Commenting on the Offer, Vittorio Colao, CEO of Vodafone Group, said:

“We are pleased to reach agreement with the Board of Cable & Wireless Worldwide, who unanimously recommend our offer. The acquisition of Cable & Wireless Worldwide creates a leading integrated player in the enterprise segment of the UK communications market and brings attractive cost savings to our UK and international operations. We look forward to working with the management and employees of Cable & Wireless Worldwide to combine our expertise for the benefit of our customers and shareholders.”

UBS is acting as sole financial adviser to Vodafone and Vodafone Group. Barclays and Rothschild are acting as joint financial advisers to CWW.

Investor and analyst call:

Vodafone Group is hosting a conference call today for analysts and investors which will start promptly at 9.00 a.m. (London time). Please dial into this conference call using the following dial-in numbers:

Tel:	+44 (0)20 3140 0668

UK Toll free:	0800 368 1950

US Toll:	+1 631 510 7490

US Toll free:	+1 866 928 6049

Pin:	503057#

There will be a replay facility available for seven days:

Tel:	+44 (0)20 3140 0698

UK Toll free:	0800 368 1890

US Toll free:	+1 877 846 3918

Pin:	384253#

The associated presentation will also be available for download today at 8:30 a.m. (London time) via the following link: www.vodafone.com/investor.

Enquiries:

Vodafone Group

Investor Relations Media Relations	Tel: +44 (0)7919 990 230 Tel: +44 (0)1635 664 444

UBS (Financial adviser to Vodafone and Vodafone Group Plc)

Simon Warshaw / Jonathan Rowley / Christian Lesueur	Tel: +44 (0)20 7567 8000

Citi (Joint corporate broker to Vodafone Group Plc)

Nigel Mills / Charlie Lytle	Tel: +44 (0)20 7986 4000

J.P. Morgan Cazenove (Joint corporate broker to Vodafone Group Plc)

Laurence Hollingworth / Andrew Hodgkin	Tel: +44 (0)20 7742 4000

Cable & Wireless Worldwide

Paul Moore, Retail Shareholder Relations Roy Teal, Institutional Investor Relations Will Cameron, Media Relations	Tel: +44 (0)7794 999 815 Tel: +44 (0)7822 820 762 Tel: +44 (0)7822 803 889

Barclays (Joint financial adviser to CWW)

Mark Warham / Jack Callaway / Stuart Ord	Tel: +44 (0)20 7623 2323

Rothschild (Joint financial adviser to CWW)

Nigel Higgins / Richard Murley / Jeremy Boardman	Tel: +44 (0)20 7280 5000

Deutsche Bank (Joint corporate broker to CWW)

Nick Bowers / Drew Price	Tel: +44 (0)20 7545 8000

Jefferies Hoare Govett (Joint corporate broker to CWW)

Chris Zeal / Neil Collingridge	Tel: +44 (0)20 7029 8500

This summary should be read in conjunction with the full text of this announcement. The Offer will be subject to the Conditions and further terms set out in Appendix I to this announcement and to the full terms and conditions to be set out in the Scheme Document. Appendix II to this announcement contains further details of the sources of information and bases of calculations set out in this announcement, Appendix III contains a summary of the irrevocable undertakings and letters of intent currently received (including those received from the CWW Directors) and Appendix IV contains definitions of certain expressions used in this summary and in this announcement.

UBS, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Vodafone and Vodafone Group and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than Vodafone and Vodafone Group for providing the protections afforded to clients of UBS or for providing advice in connection with the Offer or any matter or arrangement referred to herein.

Citi, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as corporate broker to Vodafone Group and no one else in connection with the Offer and this announcement and accordingly, Citi will not be responsible to anyone other than Vodafone Group for providing advice in connection with the Offer or any matter referred to herein and no-one other than Vodafone Group will benefit from the protections afforded to clients of Citi.

J.P. Morgan Limited, which conducts its UK investment banking business as J.P. Morgan Cazenove and is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as corporate broker to Vodafone Group and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than Vodafone Group for providing the protections afforded to its clients or for providing advice in connection with the Offer or any matter or arrangement referred to herein.

Barclays, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for CWW and no one else in connection with the Offer and other matters referred to in this announcement and will not be responsible to anyone other than CWW for providing the protections afforded to clients of Barclays or for providing advice in connection with the Offer or any matter or arrangement referred to herein.

Rothschild, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for CWW and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than CWW for providing the protections afforded to clients of Rothschild or for providing advice in connection with the Offer or any matter or arrangement referred to herein.

Deutsche Bank is authorised under German Banking Law (competent authority: BaFin – Federal Financial Supervisory Authority) and authorised and subject to limited regulation by the UK Financial Services Authority. Details about the extent of Deutsche Bank’s authorisation and regulation by the UK Financial Services Authority are available on request. Deutsche Bank is acting exclusively as corporate broker to CWW and no one else in connection with the contents of these materials and will not be responsible to anyone other than CWW for providing the protections afforded to clients of Deutsche Bank nor for providing advice in relation to any matter or arrangement referred to herein.

Jefferies Hoare Govett, a division of Jefferies International Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for CWW and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than CWW for providing the protections afforded to clients of Jefferies Hoare Govett or for providing advice in connection with the Offer or any matter or arrangement referred to herein.

You may request a hard copy of this announcement by contacting Vodafone Group Investor Relations on Tel: +44 (0) 7919 990 230 or by submitting a request in writing to the following address: Vodafone Group Investor Relations, One Kingdom Street, London W2 6BY, United Kingdom. You may also request that all future documents, announcements and information to be sent to you in relation to the Offer should be in hard copy form.

This announcement is for information purposes only and is not intended to and does not constitute or form part of an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer will be made solely by means of the Scheme Document and the accompanying Forms of Proxy, which will together contain the full terms and conditions of the Offer, including details of how to vote in respect of the Offer.

This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

CWW will prepare the Scheme Document to be distributed to CWW Shareholders. CWW and Vodafone urge CWW Shareholders to read the Scheme Document when it becomes available because it will contain important information relating to the Offer.

Overseas Shareholders

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in the United Kingdom or who are subject to other jurisdictions should inform themselves of, and observe, any applicable requirements.

The Offer relates to shares of a UK company and is proposed to be effected by means of a scheme of arrangement under the laws of England and Wales. The scheme of arrangement will relate to the shares of a UK company that is a “foreign private issuer” as defined under Rule 3b-4 under the US Securities Exchange Act of 1934, as amended (the “Exchange Act”). A transaction effected by means of a scheme of arrangement is not subject to proxy solicitation or tender offer rules under the Exchange Act. Accordingly, the Offer is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US proxy solicitation and tender offer rules. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable to the UK that may not be comparable to the financial statements of US companies.

Unless otherwise determined by Vodafone or required by the City Code, and permitted by applicable law and regulation, the Offer will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Offer by any such use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this announcement and all documents relating to the Offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this announcement and all documents relating to the Offer (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so would violate the laws in that jurisdiction.

The availability of the Offer to CWW Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

Forward-looking Statements

This announcement contains statements about Vodafone Group and CWW that are or may be forward-looking statements. All statements other than statements of historical facts included in this announcement may be forward-looking statements. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “anticipates”, “estimates”, “projects” , “should” or words or terms of similar substance or the negative thereof, are forward-looking statements. Forward-looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenue, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of Vodafone Group’s or CWW’s operations and potential synergies resulting from the Offer; and (iii) the effects of government regulation on Vodafone Group’s or CWW’s business.

Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, and readers are therefore cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. These factors include, but are not limited to, regulatory approvals that may require acceptance of conditions with potential adverse impacts; risk involving Vodafone’s ability to realise expected benefits associated with the Offer; the impact of legal or other proceedings; continued growth in the market for mobile services and general economic conditions. Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the heading “Forward-looking statements” and “Principal risk factors and uncertainties” in Vodafone Group’s Annual Report for the year ended 31 March 2011 which can be found on Vodafone Group’s website (www.vodafone.com/investor) and by referring to the information contained under the heading “Cautionary statement regarding forward-looking statements” in CWW’s Annual Report for the year ended 31 March 2011 which can be found on CWW’s website (www.cw.com/investors/).

Vodafone and CWW expressly disclaim any obligation to update any forward-looking or other statements contained herein, except as required by applicable law.

Disclosure Requirements of the City Code

Under Rule 8.3(a) of the City Code, any person who is interested in 1 per cent. or more of any class of relevant securities of an offeree company or of any paper offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any paper offeror is first identified.

An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any paper offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a paper offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the City Code, any person who is, or becomes, interested in 1 per cent. or more of any class of relevant securities of the offeree company or of any paper offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any paper offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a paper offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Panel’s website at http://www.thetakeoverpanel.org.uk/, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129.

Information relating to CWW Shareholders

Please be aware that addresses, electronic addresses and certain information provided by CWW Shareholders, persons with information rights and other relevant persons for the receipt of communications from CWW may be provided to Vodafone during the Offer Period as requested under Section 4 of Appendix 4 of the City Code to comply with Rule 2.12(c).

Publication on Website

A copy of this announcement will be made available free of charge (subject to any applicable restrictions with respect to persons resident in Restricted Jurisdictions) on www.vodafone.com/investor and www.cw.com/investors/ by no later than noon (London time) on the day following this announcement.

Rule 2.10 Requirement

In accordance with Rule 2.10 of the City Code, CWW confirms that as at the date of this announcement, it has in issue and admitted to trading on the main market of the London Stock Exchange 2,748,145,282 ordinary shares of 5 pence each (excluding ordinary shares held in treasury). The International Securities Identification Number (ISIN) of the CWW Shares is GB00B5WB0X89.

In addition, CWW confirms that it has in issue £230,000,000 5.75 per cent convertible bonds due in 2014. The CWW Convertible Bonds are convertible into CWW Shares. The International Securities Identification Number (ISIN) of the CWW Convertible Bonds is XS0468712863.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

23 April 2012

RECOMMENDED CASH OFFER

for

CABLE & WIRELESS WORLDWIDE PLC

by

VODAFONE EUROPE B.V.

an indirect wholly-owned subsidiary of Vodafone Group Plc

1                              Introduction

Vodafone Europe B.V. (“Vodafone”) and Cable & Wireless Worldwide plc (“CWW” or the “Company”) are pleased to announce that they have reached agreement on the terms of a recommended cash offer pursuant to which Vodafone will acquire the entire issued and to be issued ordinary share capital of CWW. It is intended that the Offer will be effected by way of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act.

2                              The Offer

Under the terms of the Offer, which will be subject to the applicable Conditions and further terms set out in Appendix I to this announcement and to be set out in the Scheme Document, CWW Shareholders will be entitled to receive:

38 pence in cash for each CWW Share

The Offer values the entire existing issued ordinary share capital of CWW at approximately £1,044 million and represents a premium of approximately:

•                                     92 per cent. to the Closing Price of 19.8 pence per CWW Share on 10 February 2012 (being the last Business Day prior to the commencement of the Offer Period); and

•                                     107 per cent. to the average Closing Price of 18.4 pence per CWW Share for the three months ended 10 February 2012.

The Offer price of 38 pence per CWW Share is final and will not be increased. Vodafone reserves its right to increase the Offer if a third party announces a possible offer or offer for CWW.

The Offer price is offered on the basis that CWW Shareholders will not receive any further dividends.

3                              Background to and reasons for the Offer

The acquisition of CWW will strengthen the enterprise business of Vodafone Group in the UK and internationally and presents attractive network and other cost saving opportunities for Vodafone Group.

UK benefits

The combination of Vodafone Group and CWW will create a leading enterprise-focused operator in the UK that will be well positioned to capitalise on the growing market for unified communications and offer UK enterprise customers the opportunity to purchase advanced total communications services from a single service provider.

CWW has an extensive UK fibre network that fits well with the location of Vodafone Group’s UK base stations. As the demand for mobile data continues to grow strongly, the CWW fibre network can provide fast backhaul of data traffic at considerably lower cost compared to prevailing market rates for leased capacity.

Cost savings can also be achieved from combining UK procurement and rationalising network, IT and administrative functions.

International benefits

Vodafone Global Enterprise (“VGE”) is a leading provider of managed communications services to many of the world’s leading companies. The combination of VGE and CWW will increase the scope of services Vodafone Group can offer enterprise customers.

CWW’s extensive international network and high traffic volumes give it a favourable peering status for IP transit with other operators. Exploiting CWW’s international network capacity in servicing Vodafone Group’s international IP traffic requirements will generate significant cost efficiencies. CWW will also be able to handle part of Vodafone Group’s international traffic that is currently carried by other operators.

Value creation

The Offer meets Vodafone Group’s strict M&A criteria and is expected to be value creative for Vodafone Group’s shareholders. The Offer is expected to be accretive to Vodafone Group’s earnings per share and free cash flow per share in the first 12 months of ownership after synergies and before integration costs.

CWW’s tax losses and capital allowances are not key to the rationale underpinning the Offer. Vodafone does not believe it can utilise CWW’s tax losses and it has not ascribed any value to the possibility of using CWW’s capital allowances against Vodafone Group’s existing UK operations.

4                              Recommendation

The CWW Directors, who have been so advised by Barclays and Rothschild (as joint financial advisers to CWW), consider the terms of the Offer to be fair and reasonable. In providing advice to the CWW Directors, Barclays and Rothschild have taken into account the commercial assessments of the CWW Directors. Accordingly, the CWW Directors have agreed to recommend unanimously that CWW Shareholders vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the General Meeting as the CWW Directors have irrevocably undertaken to do in respect of their own beneficial holdings of 2,570,695 CWW Shares representing, in aggregate, approximately 0.09 per cent. of the ordinary share capital of CWW in issue on 20 April 2012 (being the latest practicable date prior to this announcement).

5                              Irrevocable undertakings and letters of intent

Vodafone has received irrevocable undertakings from each of the CWW Directors and from RBC Global Asset Management Inc., Sky Investment Counsel Inc. and Cyrte Investments GP I B.V., and letters of intent from J.P. Morgan Asset Management Limited and Investec Asset Management Limited to vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the General Meeting, in respect of a total of 510,548,947 CWW Shares, representing approximately 18.58 per cent. of the ordinary share capital of CWW in issue on 20 April 2012 (being the latest practicable date prior to this announcement). Further details of these irrevocable undertakings and letters of intent (including the circumstances in which they will fall away) are set out in Appendix III to this announcement.

6                              Background to and reasons for the recommendation

Since his appointment as CEO in November 2011, Gavin Darby has undertaken a thorough review of the business to establish a coherent performance improvement plan, focusing in particular on increasing the cash generation and returns delivered by the business over the medium term, which the CWW Board has agreed. However, the full benefits of the business plan would take several years to deliver and would be subject to execution risk.

In arriving at their unanimous decision to recommend the Offer, the CWW Directors have taken into account that the terms of the Offer represent a significant premium, in cash, equivalent to:

•                                    92 per cent. to the Closing Price of 19.8 pence per CWW Share on 10 February 2012 (being the last Business Day prior to the commencement of the Offer Period); and

•                                    107 per cent. to the average Closing Price of 18.4 pence per CWW Share for the three months ended 10 February 2012.

The CWW Board has considered the attractiveness of such a cash offer today against the risks in delivering the business plan. The CWW Directors believe that the price of 38 pence per CWW Share represents an excellent opportunity for CWW Shareholders to realise an attractive valuation in cash today. Furthermore, the combination of CWW and Vodafone will create a strong, integrated fixed and mobile player serving the enterprise and public sector segment in the UK and internationally. The CWW Board believes that being part of a larger and financially strong group will facilitate a more significant and rapid transformation of the business which will be beneficial for all CWW’s stakeholders.

Taking these considerations into account, the CWW Directors unanimously recommend that CWW Shareholders accept the Offer from Vodafone.

7                              Information on Vodafone

Vodafone is an indirect wholly-owned subsidiary of Vodafone Group. Since its incorporation in 1995, Vodafone has been one of the main intermediate holding companies of Vodafone Group. Its business is the holding of shares, directly or indirectly, in operating and other companies belonging to Vodafone Group. As of 31 March 2011, Vodafone had total assets of €51 billion and total equity of €51 billion.

Vodafone Group is one of the world’s largest mobile communications companies by revenue with over 398 million customers in its controlled and jointly controlled markets as at 31

December 2011. It generates revenues from mobile voice, messaging and data communications services, fixed line services, business managed services and the wholesale of access to mobile virtual network operators.

Vodafone Group currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide, with operations split into two geographic regions: Europe, and Africa, Middle East and Asia Pacific (AMAP). It also has a 45 per cent. interest in Verizon Wireless in the United States.

Vodafone Group’s revenue for the year ended 31 March 2011 was £45.9 billion and it had an operating profit of £5.6 billion, with profit before tax of £9.5 billion and diluted earnings per share of 15.11 pence. Vodafone Group employed an average of around 83,900 people during the year ended 31 March 2011.

8                              Information on CWW

CWW provides integrated communications and data hosting services to large enterprises and mid-market customers in both the public and private sectors.

Reaching approximately 20,500 km in length, CWW owns one of the UK’s largest fibre networks dedicated to business users of telecoms and provides access through a combination of fibre, digital microwave radio and leased circuits. The network has a presence in over 400 towns and cities in the UK, and in more than 860 unbundled exchanges covering more than 55 per cent. of the population.

Internationally, CWW’s global network stretches to more than 425,000 km. CWW has 127 global points of presence in 35 countries.

CWW’s revenue for the year ended 31 March 2011 was £2.26 billion and it had an operating profit of £153.0 million, with profit before tax of £140.0 million and diluted earnings per share of 7.7 pence.

9                              Management, employees and locations

Vodafone attaches great importance to the skills, experience and industry knowledge of the existing management and employees of CWW, whom Vodafone would anticipate playing an important role in the on-going development of the business. However, following the completion of the Offer, there is likely to be a reduction of headcount and places of business where there is administrative or operational overlap although specific individuals and locations have not yet been identified by Vodafone.

Vodafone has given assurances to CWW that the existing statutory employment rights of management and employees of CWW will be fully safeguarded. In addition, subject to appropriate consultation, Vodafone proposes to align the terms, conditions and policies of employment of CWW management and employees with those used by Vodafone Group.

Vodafone and Vodafone Group have entered into arrangements with the Trustee of the CWW Plan and with the Trustees of the THUS Scheme in relation to the Offer. The arrangements address various matters, including the provision of guarantees to be granted by Vodafone Group, taking effect upon completion of the Offer, and the funding and security of pension benefits.

10                      CWW Share Plans

The Offer will affect participants in the CWW Share Plans. In summary, Vodafone has agreed that:

•                                       matching shares awarded under the CWW Share Purchase Plan will not be forfeit as a result of the Offer;

•                                       performance share awards and restricted share awards granted under the CWW Incentive Plan 2011 will be replaced with awards over Vodafone Group shares on a fair and reasonable basis. Such awards will not be subject to performance conditions and Vodafone Group has agreed certain amendments to the rules which will enhance participants’ rights; and

•                                       other outstanding awards will be treated in accordance with the applicable rules.

Vodafone has agreed that employees of the CWW Group will be eligible to participate in the employee incentive plans operated by Vodafone Group on the same basis as comparable employees of Vodafone Group. The terms of such participation will be consistent with the terms on which comparable employees of Vodafone Group participate, subject always to relevant plan rules.

Further details of these arrangements will be included in the Scheme Document and communicated to participants in due course.

11                      CWW Convertible Bonds

Holders of the CWW Convertible Bonds will be contacted regarding the effect of the Offer on their rights in respect of the CWW Convertible Bonds held by them and appropriate proposals will be made in due course to such bondholders.

12                      CWW American Depositary Receipts

As the Offer is not being specifically extended to CWW ADRs representing CWW Shares, CWW ADR holders who wish to participate in the Offer should take steps to present their CWW ADRs to the US Depositary for cancellation in accordance with the terms of the agreement with the US Depositary (the “Deposit Agreement”), including as to payment of the US Depositary’s fees, taxes, government charges and any applicable transfer fees. Any underlying CWW Shares received by CWW ADR holders upon such cancellation may then be tendered in the Offer following the procedures to be set out in the Scheme Document when issued.

If the Scheme is approved by a majority in number of those CWW Shareholders entitled to vote and present and voting at the Court Meeting (either in person or by proxy) representing at least 75 per cent. in value of the CWW Shares voted in accordance with paragraph 16, the CWW ADRs will be cancelled and the US Depositary shall deliver the Offer value of the CWW Shares in cash to the CWW Shareholders in accordance with the Deposit Agreement.

CWW ADR holders should verify the timing of any withdrawal with the US Depositary and account for any time needed by the US Depositary for processing when deciding whether to cancel their CWW ADRs and participate in the Offer.

13                      Financing

The cash consideration payable under the Offer will be funded entirely by Vodafone Group from its own resources. UBS, financial adviser to Vodafone, is satisfied that sufficient resources are available to satisfy in full the cash consideration payable to CWW Shareholders under the terms of the Offer.

14                      Offer Related Arrangements

Confidentiality agreement

Vodafone and CWW entered into a confidentiality agreement dated 12 March 2012 (the “Confidentiality Agreement”) pursuant to which each of Vodafone and CWW have agreed to keep confidential information about the other party and not to disclose it to third parties (other than permitted recipients) unless required by law or regulation. These confidentiality obligations will remain in force until completion of the Offer, or for a period of two years from the date of the Confidentiality Agreement.

Bid Conduct Agreement

Under the Bid Conduct Agreement between Vodafone and CWW dated the date of this announcement, CWW has agreed to provide to Vodafone such information and assistance as it may reasonably require for the purposes of obtaining regulatory clearances. Vodafone has agreed to take all steps reasonably necessary to implement the Offer. As set out in the Bid Conduct Agreement, Vodafone reserves the right to elect to implement the Offer by means of a takeover offer on the same terms subject to appropriate amendment and Panel consent. The Bid Conduct Agreement also sets out certain agreements reached between Vodafone and CWW in relation to the treatment of the CWW Share Plans. The Bid Conduct Agreement will terminate if the CWW Board withdraws its recommendation of the Offer, the Offer is withdrawn or lapses or does not complete before 30 November 2012 or otherwise as agreed between Vodafone and CWW.

15                      Opening Position Disclosures and Interests

Vodafone confirms that it is not required to make an Opening Position Disclosure setting out the details required to be disclosed by it under Rule 8.1(a) of the City Code as no interests or short positions in, or rights to subscribe for, any CWW securities are held by Vodafone or its concert parties.

16                      Structure of the Offer

It is intended that the Offer will be effected by means of a scheme of arrangement between CWW and CWW Shareholders under Part 26 of the Companies Act. As described in more detail in paragraph 19, Vodafone reserves the right to elect to implement the acquisition of CWW, with the consent of the Panel, by way of a takeover offer within the meaning of Part 28 of the Companies Act.

The purpose of the Scheme is to provide for Vodafone to become the holder of the entire issued and to be issued ordinary share capital of CWW. This is to be achieved by the cancellation of the ordinary shares and the application of the reserve arising from such cancellation in paying up in full a number of new CWW Shares (which is equal to the number of ordinary shares cancelled), and issuing the same to Vodafone, in consideration for which the CWW Shareholders will receive cash consideration on the basis set out in paragraph 2 of this announcement.

To become effective, the Scheme must be approved by a majority in number of those CWW Shareholders entitled to vote and present and voting at the Court Meeting (either in person or by proxy) representing at least 75 per cent. in value of the CWW Shares voted, together with the approval of the Court and the passing at the General Meeting of a special resolution necessary to implement the Scheme and approve the related Capital Reduction.

The Scheme is also subject to the Conditions and further terms set out in Appendix I to this announcement and to be set out in the Scheme Document.

Once the necessary approvals from CWW Shareholders have been obtained and the other Conditions have been satisfied or (where applicable) waived, the Scheme must be approved by the Court. The Scheme will then become effective upon delivery of the Court Order(s) to the Registrar of Companies. Subject to satisfaction of the Conditions, the Scheme is expected to become effective in August 2012.

The Offer will lapse if:

•                                       the Court Meeting and the General Meeting are not held by the 22nd day after the expected date of such meetings to be set out in the Scheme Document in due course (or such later date as may be agreed between Vodafone and CWW); or

•                                       the Scheme does not become effective by 30 November 2012 (or such later date as may be agreed between Vodafone and CWW),

provided however that the deadlines for the timing of the Court Meeting, the General Meeting and the effectiveness of the Scheme as set out above may be waived by Vodafone.

Upon the Scheme becoming effective, it will be binding on all CWW Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the General Meeting.

Further details of the Scheme, including an indicative timetable for its implementation, will be set out in the Scheme Document, which is expected to be despatched to CWW Shareholders as soon as reasonably practicable.

17                      Regulatory issues

The Offer will be subject to the Conditions and further terms set out in Appendix I to this announcement and to be set out in the Scheme Document.

18                      De-listing and re-registration

Prior to the Scheme becoming effective, CWW will make an application for the cancellation of the listing of CWW Shares on the Official List, including the CWW Shares underlying the CWW ADRs, and for the cancellation of trading of the CWW Shares on the London Stock Exchange’s main market for listed securities in each case to take effect from or shortly after the Effective Date. The last day of dealings in CWW Shares on the main market of the London Stock Exchange is expected to be the Business Day immediately prior to the Effective Date and no transfers will be registered after 6.00 p.m. (London time) on that date.

On the Effective Date, share certificates in respect of CWW Shares will cease to be valid and entitlements to CWW Shares held within the CREST system will be cancelled.

19                      General

Vodafone reserves the right to elect to implement the acquisition of the CWW Shares by way of a takeover offer as an alternative to the Scheme. In such event, the acquisition will be implemented on substantially the same terms as those which would apply to the Scheme (subject to appropriate amendments, including an acceptance condition set at 90 per cent. of the shares to which such offer relates or such lesser percentage, being more than 50 per cent., as Vodafone may decide).

The Offer will be made subject to the Conditions and further terms set out in Appendix I to this announcement and to be set out in the Scheme Document. The bases and sources of certain financial information contained in this announcement are set out in Appendix II to this announcement. A summary of the irrevocable undertakings and letters of intent is contained in Appendix III to this announcement. Certain terms used in this announcement are defined in Appendix IV to this announcement.

20                      Documents on display

Copies of the following documents will be made available on CWW’s website at www.cw.com/investors/ and Vodafone’s website at www.vodafone.com/investor until the end of the Offer:

•                                     the irrevocable undertakings and letters of intent referred to in paragraph 5 above and summarised in Appendix III to this announcement;

•                                       the Confidentiality Agreement; and

•                                       the Bid Conduct Agreement.

21                      Investor and analyst call

Vodafone Group is hosting a conference call today for analysts and investors which will start promptly at 9.00 a.m. (London time). Please dial into this conference call using the following dial-in numbers:

Tel:	+44 (0)20 3140 0668

UK Toll free:	0800 368 1950

US Toll:	+1 631 510 7490

US Toll free:	+1 866 928 6049

Pin:	503057#

There will be a replay facility available for seven days:

Tel:	+44 (0)20 3140 0698

UK Toll free:	0800 368 1890

US Toll free:	+1 877 846 3918

Pin:	384253#

The associated presentation will also be available for download today at 8:30 a.m. (London time) via the following link: www.vodafone.com/investor.

Enquiries:

Vodafone Group

Investor Relations Media Relations	Tel: +44 (0)7919 990 230 Tel: +44 (0)1635 664 444

UBS (Financial adviser to Vodafone and Vodafone Group Plc)

Simon Warshaw / Jonathan Rowley / Christian Lesueur	Tel: +44 (0)20 7567 8000

Citi (Joint corporate broker to Vodafone Group Plc)

Nigel Mills / Charlie Lytle	Tel: +44 (0)20 7986 4000

J.P. Morgan Cazenove (Joint corporate broker to Vodafone Group Plc)

Laurence Hollingworth / Andrew Hodgkin	Tel: +44 (0)20 7742 4000

CWW

Paul Moore, Retail Shareholder Relations Roy Teal, Institutional Investor Relations Will Cameron, Media Relations	Tel: +44 (0)7794 999 815 Tel: +44 (0)7822 820 762 Tel: +44 (0)7822 803 889

Barclays (Joint financial adviser to CWW)

Mark Warham / Jack Callaway / Stuart Ord	Tel: +44 (0)20 7623 2323

Rothschild (Joint financial adviser to CWW)

Nigel Higgins / Richard Murley / Jeremy Boardman	Tel: +44 (0)20 7280 5000

Deutsche Bank (Joint corporate broker to CWW)

Nick Bowers / Drew Price	Tel: +44 (0)20 7545 8000

Jefferies Hoare Govett (Joint corporate broker to CWW)

Chris Zeal / Neil Collingridge	Tel: +44 (0)20 7029 8500

UBS, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Vodafone and Vodafone Group and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than Vodafone and Vodafone Group for providing the protections afforded to clients of UBS or for providing advice in connection with the Offer or any matter or arrangement referred to herein.

Citi, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as corporate broker to Vodafone Group and no one else in connection with the Offer and this announcement and accordingly, Citi will not be responsible to anyone other than Vodafone Group for providing advice in connection with the Offer or any matter referred to herein and no-one other than Vodafone Group will benefit from the protections afforded to clients of Citi.

J.P. Morgan Limited, which conducts its UK investment banking business as J.P. Morgan Cazenove and is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as corporate broker to Vodafone Group and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than Vodafone Group for providing the protections afforded to its clients or for providing advice in connection with the Offer or any matter or arrangement referred to herein.

Barclays, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for CWW and no one else in connection with the Offer and other matters referred to in this announcement and will not be responsible to anyone other than CWW for providing the protections afforded to clients of Barclays or for providing advice in connection with the Offer or any matter or arrangement referred to herein.

Rothschild, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for CWW and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than CWW for providing the protections afforded to clients of Rothschild or for providing advice in connection with the Offer or any matter or arrangement referred to herein.

Deutsche Bank is authorised under German Banking Law (competent authority: BaFin – Federal Financial Supervisory Authority) and authorised and subject to limited regulation by the UK Financial Services Authority. Details about the extent of Deutsche Bank’s authorisation and regulation by the UK Financial Services Authority are available on request. Deutsche Bank is acting exclusively as corporate broker to CWW and no one else in connection with the contents of these materials and will not be responsible to anyone other than CWW for providing the protections afforded to clients of Deutsche Bank nor for providing advice in relation to any matter or arrangement referred to herein.

Jefferies Hoare Govett, a division of Jefferies International Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for CWW and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than CWW for providing the protections afforded to clients of Jefferies Hoare Govett or for providing advice in connection with the Offer or any matter or arrangement referred to herein.

You may request a hard copy of this announcement by contacting Vodafone Group Investor Relations on Tel: +44 (0) 7919 990 230 or by submitting a request in writing to the following address: Vodafone Group Investor Relations, One Kingdom Street, W2 6BY, United Kingdom. You may also request that all future documents, announcements and information to be sent to you in relation to the Offer should be in hard copy form.

This announcement is for information purposes only and is not intended to and does not constitute or form part of an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer will be made solely by means of the Scheme Document and the accompanying Forms of Proxy which will together contain the full terms and Conditions of the Offer, including details of how to vote in respect of the Offer.

This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

CWW will prepare the Scheme Document to be distributed to CWW Shareholders. CWW and Vodafone urge the CWW Shareholders to read the Scheme Document when it becomes available because it will contain important information relating to the Offer.

Overseas Shareholders

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in the United Kingdom or who are subject to other jurisdictions should inform themselves of, and observe, any applicable requirements.

The Offer relates to shares of a UK company and is proposed to be effected by means of a scheme of arrangement under the laws of England and Wales. The scheme of arrangement will relate to the shares of a UK company that is a “foreign private issuer” as defined under Rule 3b-4 under the US Securities Exchange Act of 1934, as amended (the “Exchange Act”). A transaction effected by means of a scheme of arrangement is not subject to proxy solicitation or tender offer rules under the Exchange Act. Accordingly, the Offer is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US proxy solicitation and tender offer rules. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable to the UK that may not be comparable to the financial statements of US companies.

Unless otherwise determined by Vodafone or required by the City Code, and permitted by applicable law and regulation, the Offer will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Offer by any such use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this announcement and all documents relating to the Offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this announcement and all documents relating to the Offer (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so would violate the laws in that jurisdiction.

The availability of the Offer to CWW Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

Forward-looking statements

This announcement contains statements about Vodafone Group and CWW that are or may be forward-looking statements. All statements other than statements of historical facts included in this announcement may be forward-looking statements. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “anticipates”, “estimates”, “projects”, “should” or words or terms of similar substance or the negative thereof, are forward-looking statements. Forward-looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenue, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of Vodafone Group’s or CWW’s operations and potential synergies resulting from the Offer; and (iii) the effects of government regulation on Vodafone Group’s or CWW’s business.

Such forward-looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, and readers are therefore cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. These factors include, but are not limited to, regulatory approvals that may require acceptance of conditions with potential adverse impacts; risk involving Vodafone Group’s ability to realise expected benefits associated with the Offer; the impact of legal or other proceedings; continued growth in the market for mobile services and general economic conditions. Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the heading “Forward-looking statements” and “Principal risk factors and uncertainties” in Vodafone Group’s Annual Report for the year ended 31 March 2011 which can be found on Vodafone Group’s website (www.vodafone.com/investor) and by referring to the information contained under the heading “Cautionary statement regarding forward-looking statements” in CWW’s Annual Report for the year ended 31 March 2011 which can be found on CWW’s website (www.cw.com/investors).

Vodafone and CWW expressly disclaim any obligation to update any forward-looking or other statements contained herein, except as required by applicable law.

Disclosure requirements of the City Code

Under Rule 8.3(a) of the City Code, any person who is interested in 1 per cent. or more of any class of relevant securities of an offeree company or of any paper offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any paper offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any paper offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a paper offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the City Code, any person who is, or becomes, interested in 1 per cent. or more of any class of relevant securities of the offeree company or of any paper offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any paper offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a paper offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Panel’s website at http://www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether you are required to make an Opening Position

Disclosure or a Dealing Disclosure, you should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129.

Information relating to CWW Shareholders

Please be aware that addresses, electronic addresses and certain information provided by CWW Shareholders, persons with information rights and other relevant persons for the receipt of communications from CWW may be provided to Vodafone during the Offer Period as requested under Section 4 of Appendix 4 of the City Code to comply with Rule 2.12(c).

Publication on Website

A copy of this announcement will be made available free of charge (subject to certain restrictions relating to persons resident in Restricted Jurisdictions) on www.vodafone.com/investor and www.cw.com/investors/ by no later than noon (London time) on the day following this announcement.

Rule 2.10 Requirement

In accordance with Rule 2.10 of the City Code, CWW confirms that as at the date of this announcement, it has in issue and admitted to trading on the main market of the London Stock Exchange 2,748,145,282 ordinary shares of 5 pence each (excluding ordinary shares held in treasury). The International Securities Identification Number (ISIN) of the CWW Shares is GB00B5WB0X89.

In addition, CWW confirms that it has in issue £230,000,000 5.75 per cent convertible bonds due in 2014. The CWW Convertible Bonds are convertible into CWW Shares. The International Securities Identification Number (ISIN) of the CWW Convertible Bonds is XS0468712863.

APPENDIX I

CONDITIONS AND FURTHER TERMS OF THE OFFER

Part A: Conditions of the Scheme

The Offer is conditional upon the Scheme becoming unconditional and effective, subject to the City Code, by not later than 30 November 2012 or such later date (if any) as Vodafone and CWW may agree and the Panel and the Court may allow.

1          The Scheme will be subject to the following conditions:

(a)         (i) its approval by a majority in number representing 75 per cent. or more in value of the CWW Shareholders who are on the register of members of CWW at the Scheme Voting Record Time, and who are present and vote, whether in person or by proxy, at the Court Meeting and at any separate class meeting which may be required (or any adjournment thereof), and (ii) such Court Meeting (and any adjournment thereof) being held on or before the 22nd day after the expected date of the Court Meeting to be set out in the Scheme Document in due course (or such later date as may be agreed by Vodafone and CWW);

(b)         (i) the resolutions required to approve and implement the Scheme and approve the related Capital Reduction being duly passed by CWW Shareholders representing 75 per cent. or more of votes cast at the General Meeting (or any adjournment thereof), and (ii) such General Meeting (and any adjournment thereof) being held on or before the 22nd day after the expected date of the General Meeting to be set out in the Scheme Document in due course (or such later date as may be agreed by Vodafone and CWW);

(c)         (i) the sanction of the Scheme by the Court (with or without modification but subject to any modification being on terms acceptable to CWW and Vodafone) and confirmation of the Capital Reduction by the Court and (a) the delivery of copies of the Court Order(s) and the requisite statement of capital attached thereto to the Registrar of Companies and (b) if so ordered in order to take effect, the registration of the Court Order effecting the Capital Reduction and such statement of capital by the Registrar of Companies;

2          In addition, subject as stated in Part B below and to the requirements of the Panel, the Offer will be conditional upon the following Conditions and, accordingly, the Court Order(s) will not be delivered to the Registrar of Companies unless such Conditions (as amended if appropriate) have been satisfied or, where relevant, waived prior to the Scheme being sanctioned by the Court in accordance with Condition 1(c) above:

European Commission clearance

(a)        insofar as the Offer falls within the scope of Council Regulation (EC) 139/2004 (the “Regulation”):

(i)         the European Commission taking a decision, on terms reasonably satisfactory to Vodafone, that it will not initiate proceedings under Article 6(1)(c) of the Regulation in relation to the Offer or any matter arising from or relating to the Offer; and

(ii)        if the European Commission makes a referral under Article 9(1) of the Regulation to the competent authorities of the UK; it being established on terms reasonably satisfactory to Vodafone that neither the Offer nor any matter arising from or relating to the Offer will be referred to the Competition Commission;

Notifications, waiting periods and authorisations

(b)        all material notifications, filings or applications which are necessary or considered appropriate or desirable by Vodafone in respect of the Acquisition having been made and all necessary waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory and regulatory obligations in any jurisdiction having been complied with in each case necessary or considered appropriate or desirable by Vodafone in respect of the Acquisition and all Authorisations deemed reasonably necessary or appropriate by Vodafone in any jurisdiction for or in respect of the Acquisition or control or management of, CWW having been obtained in terms and in a form reasonably satisfactory to Vodafone from all appropriate Third Parties and all such Authorisations as are necessary, appropriate or desirable to carry on the business of any member of the Wider CWW Group in any jurisdiction having been obtained from all appropriate Third Parties or (without prejudice to the generality of the foregoing) any person or bodies with whom any member of the Wider CWW Group has entered into contractual arrangements and all such Authorisations remaining in full force and effect at the time at which the Offer becomes otherwise wholly unconditional and there being no notice or intimation of an intention to revoke, suspend, restrict, modify or not to renew such Authorisations;

General antitrust and regulatory

(c)        no antitrust regulator or Third Party having given notice of a decision to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference (and in each case, not having withdrawn the same), or having required any action to be taken or otherwise having done anything, or having enacted, made or proposed any statute, regulation, decision, order or change to published practice (and in each case, not having withdrawn the same) and there not continuing to be outstanding any statute, regulation, decision or order which would be likely to:

(i)         require, prevent or materially delay the divestiture or materially prejudice the terms envisaged for such divestiture by any member of the Wider Vodafone Group or by any member of the Wider CWW Group of all or any material part of its businesses, assets or property or impose any limitation on the ability of all or any of them to conduct their businesses (or any part thereof) or to own, control or manage any of their assets or properties (or any part thereof) to an extent in any such case which is material in the context of the Wider CWW Group taken as a whole, or, as the case may be, the Wider Vodafone Group taken as a whole;

(ii)        except pursuant to Chapter 3 of Part 28 of the Companies Act, require any member of the Wider Vodafone Group or the Wider CWW Group to acquire or offer to acquire any shares, other securities (or the equivalent) or interest in any member of the Wider CWW Group or any asset owned by any Third Party (other than in the implementation of the Offer);

(iii)       impose any limitation on, or result in a delay in, the ability of any member of the Wider Vodafone Group directly or indirectly to acquire, hold or to exercise effectively all or any rights of ownership in respect of shares or other equity securities in CWW or on the ability of any member of the Wider CWW Group directly or indirectly to hold or exercise effectively all or any rights of ownership in respect of shares or other equity securities in, or to exercise voting or management control over, any member of the Wider CWW Group to an extent which is material in the context of the Wider CWW Group taken as a whole;

(iv)                otherwise adversely affect any or all of the business, assets, profits or prospects of any member of the Wider CWW Group or any member of the Wider Vodafone Group to an extent which is material in the context of the Wider CWW Group taken as a whole, or, as the case may be, the Wider Vodafone Group taken as a whole;

(v)                   result in any member of the Wider CWW Group ceasing to be able to carry on business under any name under which it presently carries on business;

(vi)                make the Acquisition void, unenforceable and/or illegal under the laws of any relevant jurisdiction, or otherwise, directly or indirectly materially prevent or prohibit, restrict, restrain, or delay or otherwise interfere with the implementation of the Acquisition to an extent which is material in the context of the Wider CWW Group taken as a whole;

(vii)             require, prevent or materially delay a divestiture by any member of the Wider Vodafone Group of any shares or other equity securities in any member of the Wider CWW Group or any member of the Wider Vodafone Group to an extent which is material in the context of the Wider CWW Group taken as a whole, or, as the case may be, the Wider Vodafone Group taken as a whole; or

(viii)          impose any material limitation on the ability of any member of the Wider Vodafone Group or any member of the Wider CWW Group to conduct or integrate all or any part of its business with all or any part of the business of any other member of the Wider Vodafone Group and/or the Wider CWW Group to an extent which is material in the context of the Wider CWW Group taken as a whole, or, as the case may be, the Wider Vodafone Group taken as a whole, and all applicable waiting and other time periods (including any extensions thereof) during which any such antitrust regulator or Third Party could decide to take, institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference or take any other step under the laws of any jurisdiction in respect of the Acquisition having expired, lapsed or been terminated;

Certain matters arising as a result of any arrangement, agreement, etc.

(d)        except as Disclosed, there being no provision of any arrangement, agreement, lease, licence, franchise, permit or other instrument to which any member of the Wider CWW Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or be subject or any event or circumstance which, as a consequence of the Acquisition or because of a change in the control of any member of the Wider CWW Group to an extent which is material in the context of the Wider CWW Group taken as a whole, would result in:

(i)         any monies borrowed by, or any other indebtedness, actual or contingent, of, or any grant available to, any member of the Wider CWW Group being or becoming repayable, or capable of being declared repayable, immediately or prior to its or their stated maturity date or repayment date, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(ii)        the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider CWW Group or any such mortgage, charge or other security interest (whenever created, arising or having arisen) becoming enforceable;

(iii)                 any such arrangement, agreement, lease, licence, franchise, permit or other instrument being terminated or the rights, liabilities, obligations or interests of any member of the Wider CWW Group being adversely modified or adversely affected or any obligation or liability arising or any adverse action being taken or arising thereunder;

(iv)                any liability of any member of the Wider CWW Group to make any severance, termination, bonus or other payment to any of its directors, or other officers;

(v)                        the rights, liabilities, obligations, interests or business of any member of the Wider CWW Group under any such arrangement, agreement, licence, permit, lease or instrument or the interests or business of any member of the Wider CWW Group in or with any other person or body or firm or company (or any arrangement or arrangement relating to any such interests or business) being or becoming capable of being terminated, or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken thereunder;

(vi)                any member of the Wider CWW Group ceasing to be able to carry on business under any name under which it presently carries on business;

(vii)             the value of, or the financial or trading position or prospects of, any member of the Wider CWW Group being prejudiced or adversely affected; or

(viii)          the creation or acceleration of any liability (actual or contingent) by any member of the Wider CWW Group other than trade creditors or other liabilities incurred in the ordinary course of business, and no event having occurred which, under any provision of any arrangement, agreement, licence, permit, franchise, lease or other instrument to which any member of the Wider CWW Group is a party or by or to which any such member or any of its assets are bound, entitled or subject, would or would be likely to result in any of the events or circumstances as are referred to in Conditions (d)(i) to (viii) in each case to an extent which is material in the context of the Wider CWW Group taken as a whole;

CWW Shareholder resolution

(e)        except as Disclosed, no resolution of CWW Shareholders in relation to any acquisition or disposal of assets or shares (or the equivalent thereof) in any undertaking or undertakings (or in relation to any merger, demerger, reconstruction, amalgamation or scheme) being passed at a meeting of CWW Shareholders;

Certain events occurring since 31 March 2011

(f)         except as Disclosed, no member of the Wider CWW Group having since 31 March 2011 in each case to an extent which is material in the context of the Wider CWW Group taken as a whole:

(i)         issued or agreed to issue or authorised or proposed or announced its intention to authorise or propose the issue, of additional shares of any class, or securities or securities convertible into, or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares, securities or convertible securities or transferred or sold or agreed to transfer or sell or authorised or proposed the transfer or sale of CWW Shares out of treasury (except, where relevant, as between CWW and wholly owned subsidiaries of CWW or between the wholly owned subsidiaries of CWW and except for the issue or transfer out of treasury of CWW Shares on the exercise of employee share options or vesting of employee share awards in the ordinary course under the CWW Share Option Schemes);

(ii)        recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution (whether payable in cash or otherwise) other than dividends (or other distributions whether payable in cash or otherwise) lawfully paid or made by any wholly owned subsidiary of CWW to CWW or any of its wholly-owned subsidiaries;

(iii)       other than pursuant to the Acquisition (and except for transactions between CWW and its wholly owned subsidiaries or between the wholly owned subsidiaries of CWW and transactions in the ordinary course of business) implemented, effected, authorised or proposed or announced its intention to implement, effect, authorise or propose any merger, demerger, reconstruction, amalgamation, scheme, commitment or acquisition or disposal of assets or shares or loan capital (or the equivalent thereof) in any undertaking or undertakings;

(iv)       except for transactions between CWW and its wholly owned subsidiaries or between the wholly owned subsidiaries of CWW or in the ordinary course of business disposed of, or transferred, mortgaged or created any security interest over any material asset or any right, title or interest in any material asset or authorised, proposed or announced any intention to do so;

(v)        except for transactions between CWW and its wholly owned subsidiaries or between the wholly owned subsidiaries of CWW issued, authorised or proposed or announced an intention to authorise or propose, the issue of or made any change in or to the terms of any debentures or become subject to any contingent liability or incurred or increased any indebtedness;

(vi)       entered into or varied or authorised, proposed or announced its intention to enter into or vary any material contract, arrangement, agreement, transaction or commitment (whether in respect of capital expenditure or otherwise) except in the ordinary course of business which is of a long term, unusual or onerous nature or magnitude or which involves an obligation which is of a long term, unusual or onerous nature or magnitude;

(vii)      entered into or varied the terms of, or made any offer (which remains open for acceptance) to enter into or vary to a material extent the terms of any contract, service agreement, commitment or arrangement with any director or, senior executive of any member of the Wider CWW Group;

(viii)              proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any employee of the Wider CWW Group;

(ix)                  purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, except in respect of the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital;

(x)                     except in the ordinary course of business, waived, compromised or settled any claim;

(xi)                  terminated or varied the terms of any agreement or arrangement between any member of the Wider CWW Group and any other person in a manner which would have an adverse effect on the financial position of the Wider CWW Group taken as a whole;

(xii)               except as disclosed on publicly available registers made any material alteration to its memorandum or articles of association or other incorporation documents;

(xiii)            except as in relation to changes made or agreed as a result of, or arising from, changes to legislation, made or agreed or consented to any significant change to the terms of the trust deeds and rules constituting the pension scheme(s) established for its directors, employees or their dependants or to the benefits which accrue, or to the pensions which are payable, thereunder, or to the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to;

(xiv)             been unable, or admitted in writing that it is unable, to pay its debts or commenced negotiations with one or more of its creditors with a view to rescheduling or restructuring any of its indebtedness, or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(xv)                taken or proposed any steps, corporate action or had any legal proceedings instituted or threatened against it in relation to the suspension of payments, a moratorium of any indebtedness, its winding-up (voluntary or otherwise), dissolution, reorganisation or for the appointment of a receiver, administrator, manager, administrative receiver, trustee or similar officer of all or any material part of its assets or revenues or any analogous or equivalent steps or proceedings in any jurisdiction or appointed any analogous person in any jurisdiction or had any such person appointed;

(xvi)             except for transactions between CWW and its wholly owned subsidiaries or between the wholly-owned subsidiaries, made, authorised, proposed or announced an intention to propose any change in its loan capital;

(xvii)      entered into, implemented or authorised the entry into, any joint venture, asset or profit sharing arrangement, partnership or merger of business or corporate entities; or

(xviii)       entered into any agreement, arrangement, commitment or contract or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced an intention to, or to propose to, effect any of the transactions, matters or events referred to in this Condition (f);

No adverse change, litigation, regulatory enquiry or similar

(g)        except as Disclosed, since 31 March 2011 there having been, in each case to an extent which is material in the context of the Wider CWW Group taken as a whole:

(i)         no adverse change and no circumstance having arisen which would or might be expected to result in any adverse change in, the business, assets, financial or trading position or profits or prospects or operational performance of any member of the Wider CWW Group;

(ii)        no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced or instituted by or against or remaining outstanding against or in respect of, any member of the Wider CWW Group or to which any member of the Wider CWW Group is or may become a party (whether as claimant, defendant or otherwise);

(iii)       no enquiry, review or investigation by, or complaint or reference to, any Third Party against or in respect of any member of the Wider CWW Group having been threatened, announced or instituted or remaining outstanding by, against or in respect of any member of the Wider CWW Group;

(iv)       no contingent or other liability having arisen or become apparent to Vodafone or increased other than in the ordinary course of business which would be likely to affect adversely the business, assets, financial or trading position or profits or prospects of any member of the Wider CWW Group; and

(v)        no steps having been taken and no omissions having been made which are reasonably likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider CWW Group which is necessary for the proper carrying on of its business and the withdrawal, cancellation, termination or modification of which would be likely to have an adverse effect;

No discovery of certain matters regarding information, liabilities and environmental issues

(h)        except as Disclosed, Vodafone not having discovered, in each case to an extent which is material in the context of the Wider CWW Group taken as a whole:

(i)         that any financial, business or other information concerning the Wider CWW Group publicly announced prior to this date of the announcement or disclosed at any time to any member of Vodafone Group by or on behalf of any member of the Wider CWW Group prior to the date of this announcement either contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not materially misleading;

(ii)        that any member of the Wider CWW Group is, otherwise than in the ordinary course of business, subject to any liability, contingent or otherwise;

(iii)       that any past or present member of the Wider CWW Group has not complied in any material respect with all applicable legislation, regulations or other requirements of any jurisdiction or any Authorisations relating to the use, treatment, storage, carriage, disposal, discharge, spillage, release, leak or emission of any waste or hazardous substance or any substance likely to impair the environment (including property) or harm human health or otherwise relating to environmental matters or the health and safety of humans, which non-compliance would be likely to give rise to any material liability including any penalty for non-compliance (whether actual or contingent) on the part of any member of the Wider CWW Group;

(iv)       that there has been a material disposal, discharge, spillage, accumulation, release, leak, emission or the migration, production, supply, treatment, storage, transport or use of any waste or hazardous substance or any substance likely to impair the environment (including any property) or harm human or animal health which (whether or not giving rise to non-compliance with any law or regulation), would be likely to give rise to any material liability (whether actual or contingent) on the part of any member of the Wider CWW Group;

(v)        that there is or is likely to be any material obligation or liability (whether actual or contingent) or requirement to make good, remediate, repair, reinstate or clean up any property, asset or any controlled waters currently or previously owned, occupied, operated or made use of or controlled by any past or present member of the Wider CWW Group (or on its behalf), or in which any such member may have or previously have had or be deemed to have had an interest, under any environmental legislation, common law, regulation, notice, circular, Authorisation or order of any Third Party in any jurisdiction or to contribute to the cost thereof or associated therewith or indemnify any person in relation thereto; or

(vi)       that circumstances exist (whether as a result of making the Offer or otherwise) which would be reasonably likely to lead to any Third Party instituting (or whereby any member of the Wider CWW Group would be likely to be required to institute), an environment audit or take any steps which would in any such case be reasonably likely to result in any actual or contingent liability to improve or install new plant or equipment or to make good, repair, reinstate or clean up any property of any description or any asset now or previously owned, occupied or made use of by any past or present member of the Wider CWW Group (or on its behalf) or by any person for which a member of the Wider CWW Group is or has been responsible, or in which any such member may have or previously have had or be deemed to have had an interest.

Part B: Certain further terms of the Offer

Subject to the requirements of the Panel, Vodafone reserves the right to waive:

(i)           any of the Conditions set out in the above Condition 1 for the timing of the Court Meeting, the General Meeting, and the Court hearing to sanction the Scheme and the effectiveness of the Scheme. If any such deadline is not met, Vodafone will make an announcement as soon as practicable and in any event by 8.00 a.m. on the Business Day following such deadline confirming whether it has invoked or waived the relevant Condition or agreed with CWW to extend the deadline in relation to the relevant Condition;

(ii)          in whole or in part, all or any of the above Conditions 2(a) to (h) (inclusive).

If Vodafone is required by the Panel to make an offer for CWW Shares under the provisions of Rule 9 of the Code, Vodafone may make such alterations to any of the above Conditions and terms of the Offer as are necessary to comply with the provisions of that Rule.

Save with the consent of the Panel, the Scheme will not proceed if the European Commission either initiates proceedings under Article 6(1)(c) of Council Regulation (EC) 139/2004 (the “Merger Regulation”) or makes a referral to a competent authority of the United Kingdom under Article 9(1) of the Merger Regulation and there is then a reference to the UK Competition Commission or there is a reference to the UK Competition Commission before the date of the Court Meeting. In such event neither Vodafone, CWW nor any CWW Shareholder will be bound by any term of the Scheme.

Vodafone shall be under no obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of Conditions 2(a) to (h) (inclusive) by a date earlier than the latest date for the fulfilment of that Condition notwithstanding that the other Conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such Conditions may not be capable of fulfilment.

The Offer price is offered on the basis that CWW Shareholders will not receive any further dividends. If a dividend were to be declared, the Offer price would be adjusted downwards on an equivalent basis.

Vodafone reserves the right to elect, with the consent of the Panel, to implement the Offer by way of a takeover offer as it may determine in its absolute discretion. In such event, the acquisition will be implemented on substantially the same terms subject to appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. (or such less percentage, being more than 50 per cent., as Vodafone may decide) of the shares to which such offer relates, so far as applicable, as those which would apply to the Scheme (the “General Offer Acceptance Condition”).

The availability of the Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

The Offer is not being made, directly or indirectly, in, into or from, or by use of the mails of, or by any means of instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of, any jurisdiction where to do so would violate the laws of that jurisdiction.

Under Rule 13.5(a) of the Code, Vodafone may not invoke a condition to the Offer so as to cause the Offer not to proceed, to lapse or to be withdrawn unless the circumstances which give rise to the right to invoke the condition are of material significance to Vodafone in the context of the Offer. The conditions contained in paragraphs 1 and 2(a) of Part A and, if applicable, the General Offer Acceptance Condition set out in Part B are not subject to this provision of the Code.

The Offer is governed by the law of England and Wales and is subject to the jurisdiction of the English courts and to the Conditions and further terms set out in this Appendix I and to be set out in the Scheme Document. The Offer will be subject to applicable requirements of the City Code, the Panel, the London Stock Exchange and the UKLA.

APPENDIX II

SOURCES OF INFORMATION AND BASES OF CALCULATION

(i)                         The value placed by the Offer on the existing issued share capital of CWW is based on 2,748,145,282 CWW Shares in issue on 20 April 2012, being the last dealing day prior to the date of this announcement.

(ii)                      The Closing Prices are taken from the London Stock Exchange Daily Official List.

(iii)                   For the purposes of comparison to the Offer price, the average Closing Price of 18.4 pence per CWW Share for the three months ended 10 February 2012 is rounded to one decimal place.

(iv)                    The financial information relating to Vodafone Group is extracted from the audited consolidated financial statements of Vodafone Group for the year ended 31 March 2011, prepared in accordance with IFRS.

(v)                       Unless otherwise stated, the financial information relating to the CWW Group is extracted from the audited consolidated financial statements of the CWW Group for the financial year to 31 March 2011, prepared in accordance with IFRS.

(vi)                    For the purpose of determining whether the Offer is expected to be accretive to Vodafone Group’s earnings per share and free cash flow per share, earnings and free cash flow are calculated before any purchase accounting adjustments that would be required by International Financial Reporting Standard 3 as a result of the acquisition.

APPENDIX III

IRREVOCABLE UNDERTAKINGS AND LETTERS OF INTENT

Irrevocable Undertakings

The following holders, controllers or beneficial owners of CWW Shares have given irrevocable undertakings to accept the Offer and vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the General Meeting to give effect to the Scheme:

Part A

Name	Number of CWW Shares	% of CWW Shares in issue
John Barton	400,000	0.0146%
Gavin Darby	2,000,000	0.0728%
Clive Butler	57,000	0.0021%
Penny Hughes	30,000	0.0011%
Ian Gibson	83,695	0.0030%
David Lowden	-	-
TOTAL	2,570,695	0.0935%

The undertakings listed in this Part A will remain binding if a higher competing offer for CWW is made. The undertakings will cease to be binding if (i) the Scheme Document (or offer document as applicable) is not published within 28 days of the date of this announcement (or such later date as Vodafone and CWW may, with the consent of the Panel, agree), (ii) the Scheme does not become effective or lapses in accordance with its terms, or (iii) the Scheme is withdrawn or any competing offer is made which is declared wholly unconditional or otherwise becomes effective.

Part B

Name	Number of CWW Shares	% of CWW Shares in issue
RBC Global Asset Management Inc.	165,167,171	6.0101%
Sky Investment Counsel Inc.	12,281,461	0.4469%
Cyrte Investments GP I B.V.	107,083,460	3.8966%
TOTAL	284,532,092	10.3536%

The undertakings provided by RBC Global Asset Management Inc. and Sky Investment Counsel Inc. and listed in this Part B will cease to be binding if (i) the Offer is not made by a reasonable date in RBC Global Asset Management Inc.’s and Sky Investment Counsel Inc.’s opinion from the date of this announcement (or such later date as the Panel may permit), (ii) the Offer does not become effective, lapses or is withdrawn without having become wholly unconditional or the Scheme becoming effective (as the case may be), (iii) the Scheme (or contractual offer) is withdrawn or any competing offer is made which, in the opinion of RBC Global Asset Management Inc. or Sky Investment Counsel Inc., is more favourable than the Offer, or (iv) if a competing offer at a price per share exceeding at least 5 per cent. over the price per share available under the Offer is made or announced in accordance with Rule 2.7 of the Code.

The undertaking provided by Cyrte Investments GP I B.V. and listed in this Part B will cease to be binding if (i) the Offer is not made within 28 days from the date of this announcement (or such later date as the Panel may permit), (ii) the Offer does not become effective, lapses or is withdrawn without having become wholly unconditional or the Scheme becoming effective (as the case may be), (iii) the Scheme (or contractual offer) is withdrawn or any competing offer is made which is declared wholly unconditional or otherwise becomes effective, or (iv) if a competing offer at a price per share exceeding at least 5 per cent. over the price per share available under the Offer is made or announced in accordance with Rule 2.7 of the Code and a revised offer is not announced by Vodafone.

Letters of Intent

The following holders, controllers or beneficial owners of CWW Shares have delivered letters of intent to accept the Offer and vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the General Meeting:

Name	Number of CWW Shares	% of CWW Shares in issue
J.P. Morgan Asset Management Limited	122,348,010	4.4520%
Investec Asset Management Limited	101,098,150	3.6788%
TOTAL	223,446,160	8.1308%

APPENDIX IV
DEFINITIONS

The following definitions apply throughout this announcement unless the context requires otherwise:

“Acquisition”	the proposed acquisition by Vodafone of the entire issued and to be issued share capital of CWW to be implemented by means of the Scheme or, should Vodafone so elect, by means of a takeover offer;

“Authorisations”	regulatory authorisations, orders, recognitions, grants, consents, clearances, confirmations, certificates, licences, permissions or approvals;

“Barclays”	Barclays Bank plc, acting through its investment bank;

“Bid Conduct Agreement”	the agreement between Vodafone and CWW dated the date of this announcement in relation to the implementation of the Acquisition;

“Business Day”	a day (other than Saturdays, Sundays and public holidays in the UK) on which banks are open for business in London;

“Capital Reduction”	the reduction of CWW’s share capital provided for by the Scheme;

“Citi”	Citigroup Global Markets Limited;

“City Code” or “Code”	the City Code on Takeovers and Mergers;

“Closing Price”	the closing middle market price of a CWW Share on a particular trading day as derived from the London Stock Exchange Daily Official List;

“Companies Act”	the UK Companies Act 2006, as amended from time to time;

“Competition Commission”	the UK statutory body established under the UK Competition Act 1998;

“Conditions”	the conditions to the implementation of the Offer, as set out in Appendix I to this announcement and to be set out in the Scheme Document;

“Confidentiality Agreement”	the confidentiality agreement dated 12 March 2012 between Vodafone and CWW;

“Court”	the High Court of Justice in England and Wales;

“Court Meeting”

the meeting of CWW Shareholders to be convened pursuant to an order of the Court under Part 26 of the Companies Act for the purpose of considering and, if thought fit, approving the Scheme (with or without amendment), including any adjournment thereof;

“Court Order(s)”	the order(s) of the Court sanctioning the Scheme and

confirming the related Capital Reduction;

“CREST”	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear;

“CWW” or the “Company”	Cable & Wireless Worldwide plc;

“CWW ADR”	an American Depositary Receipt evidencing a CWW american depositary share, which represents one CWW Share;

“CWW Board”	the board of directors of CWW;

“CWW Convertible Bonds”	the 5.75 per cent. coupon convertible bonds of £230,000,000 issued by CWW due in 2014;

“CWW Directors”	the directors of CWW;

“CWW Group”	CWW and its subsidiary undertakings and, where the context permits, each of them;

“CWW Plan”	the Cable & Wireless Worldwide Retirement Plan;

“CWW Shareholders” or the “Shareholders”	the holders of CWW Shares;

“CWW Shares”

the existing unconditionally allotted or issued and fully paid ordinary shares of 5 pence each in the capital of CWW and any further such ordinary shares which are unconditionally allotted or issued before the Scheme becomes effective;

“CWW Share Plans”

the CWW Share Purchase Plan 2010; the THUS Share Purchase Plan 2010; the CWW Incentive Plan 2010; the CWW Incentive Plan 2011; the CWW Restricted Share Plan 2010; and the CEO recruitment award made under a Deed of Grant dated 21 December 2011;

“Dealing Disclosure”	has the same meaning as in Rule 8 of the City Code;

“Deposit Agreement”	the agreement with the US Depositary in relation to the CWW ADRs;

“Deutsche Bank”	Deutsche Bank AG London Branch;

“Disclosed”

the information disclosed by, or on behalf of CWW, (i) in the annual report and accounts of the CWW Group for the financial year ended 31 March 2011; (ii) in the interim results of the CWW Group for the six month period ended 30 September 2011; (iii) in the interim management statement and interim business review dated 16 February 2012; (iv) in this announcement; (v) in any other announcement to a Regulatory Information Service by, or on behalf of CWW prior to the publication of this announcement; or (vi) as otherwise fairly disclosed to Vodafone (or its respective officers, employees, agents or advisers) on or before 5 p.m. (London time) on the

Business Day prior to the date of this announcement;

“Effective Date”	the date on which the Scheme becomes effective;

“Euroclear”	Euroclear UK and Ireland Limited;

“Exchange Act”	the US Securities Exchange Act of 1934, as amended;

“FSA” or “Financial Services Authority”	the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;

“Forms of Proxy”	the forms of proxy for use at the Court Meeting and the General Meeting;

“General Meeting”	the general meeting of CWW Shareholders (including any adjournment thereof) to be convened in connection with the Scheme;

“IFRS”	International Financial Reporting Standards;

“Jefferies Hoare Govett”	Jefferies Hoare Govett, a division of Jefferies International Limited;

“J.P. Morgan Cazenove”	J.P. Morgan Limited which conducts its UK investment banking activities as J.P. Morgan Cazenove;

“Listing Rules”

the rules and regulations made by the Financial Services Authority in its capacity as the UKLA under the Financial Services and Markets Act 2000, and contained in the UKLA’s publication of the same name;

“London Stock Exchange”	London Stock Exchange plc;

“Merger Regulation”	Article 6(1)(c) of Council Regulation (EC) 139/2004;

“Offer”

the recommended cash offer being made by Vodafone to acquire the entire issued and to be issued ordinary share capital of CWW to be effected by means of the Scheme and, where the context admits, any subsequent revision, variation, extension or renewal thereof;

“Offer Period”	the offer period (as defined by the City Code) relating to CWW, which commenced on 13 February 2012;

“Official List”	the Official List maintained by the UKLA;

“Opening Position Disclosure”	has the same meaning as in Rule 8 of the City Code;

“Overseas Shareholders”	CWW Shareholders (or nominees of, or custodians or trustees for CWW Shareholders) not resident in, or nationals or citizens of the United Kingdom;

“Panel”	the Panel on Takeovers and Mergers;

“Registrar of Companies”	the Registrar of Companies in England and Wales;

“Regulation”	has the meaning given to it in paragraph 2(a) of Appendix I to this announcement;

“Regulatory Information Service”	any of the services set out in Appendix III to the Listing

Rules;

“Restricted Jurisdiction”	any jurisdiction where extension or acceptance of the Offer would violate the law of that jurisdiction;

“Rothschild”	N M Rothschild & Sons Limited;

“Scheme”

the proposed scheme of arrangement under Part 26 of the Companies Act between CWW and the CWW Shareholders in connection with the Offer, with or subject to any modification, addition or condition approved or imposed by the Court and agreed by Vodafone and CWW;

“Scheme Document”

the document to be sent to CWW Shareholders containing, amongst other things, the Scheme, the notices convening the Court Meeting and the General Meeting and the further particulars required by the Companies Act;

“Scheme Voting Record Time”

the date and time specified in the Scheme Document by reference to which entitlement to vote at the Court Meeting will be determined, expected to be 6 p.m. (London time) on the day which is two days before the Court Meeting or, if the Court Meeting is adjourned, 6 p.m. (London time) on the day which is two days before the date of such adjourned Court Meeting;

“Significant Interest”

in relation to an undertaking, a direct or indirect interest of 20 per cent. or more of the total voting rights conferred by the equity share capital (as defined in section 548 of the Companies Act) of such undertaking;

“Third Party”

each of a central bank, government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental, administrative, fiscal or investigative body, court, trade agency, association, institution, environmental body, employee representative body or any other body or person whatsoever in any jurisdiction;

“THUS Scheme”	the THUS Group Plc pension scheme;

“UBS”	UBS Limited;

“UKLA”	the UK Listing Authority, being the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part IV of the Financial Services and Markets Act 2000;

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland;

“United States” or “US”

the United States of America, its territories and possessions, any state of the United States of America, the District of Columbia and all other areas subject to its jurisdiction and any political sub-division thereof;

“US Depositary”	Deutsche Bank Trust Company Americas in its role as the ADR Depositary for the CWW ADRs;

“Vodafone”	Vodafone Europe B.V.;

“Vodafone Group”	Vodafone Group Plc and, where relevant, its subsidiaries;

“VGE”	Vodafone Global Enterprise;

“Wider CWW Group”	CWW and associated undertakings and any other body corporate, partnership, joint venture or person in which CWW and such undertakings (aggregating their interests) have a Significant Interest; and

“Wider Vodafone Group”

Vodafone Group and associated undertakings and any other body corporate, partnership, joint venture or person in which Vodafone Group and all such undertakings (aggregating their interests) have a Significant Interest.

For the purposes of this announcement, “subsidiary”, “subsidiary undertaking”, “undertaking” and “associated undertaking” have the respective meanings given thereto by the Companies Act.

All references to “pounds”, “pounds Sterling”, “Sterling”, “£”, “pence”, “penny” and “p” are to the lawful currency of the United Kingdom. All references to “euros” or “€” are to the lawful currency of the European Monetary Union.

All the times referred to in this announcement are London times unless otherwise stated.

References to the singular include the plural and vice versa.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: April 23, 2012	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary